EXHIBIT 99.1

                     [THE DIALOG CORPORATION LETTERHEAD]


 News Announcement
 For Immediate release

                      THE DIALOG CORPORATION APPOINTS
                       ALLEN THOMAS, DEPUTY CHAIRMAN

          LONDON, England and CARY, NC--Dec. 21, 1998-- The Dialog Corporation plc (NASDAQ:DIALY), a leading information technology company, today announced that Allen Thomas, a non executive director, has been appointed Deputy Chairman of the Company's board of directors, effective immediately.

          Mr. Thomas is Chairman of Ockham Holdings plc and a Director of Penna Holdings plc. From 1972 through 1992 he was a partner in Paul, Weiss, Rifkind, Wharton & Garrison, a leading New York law firm, where he was the founding managing partner of the Hong Kong office and acted as General Counsel to the Municipal Assistance Corporation in the refinancing of New York City.

          The Dialog Corporation (http://www.dialog.com) is a leading provider of online information created by the merger of M.A.I.D plc and Knight-Ridder Information Inc. The Dialog Corporation brands include the DIALOG, DataStar and Profound range of products and services. These brands provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London and US headquarters in Cary, NC. Its American Depositary Shares
 (ADS) are traded on NASDAQ under the symbol "DIALY" with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol "DLG."

 CONTACT:             The Dialog Corporation plc
                      Sara Parker, Corporate Communications
                      sara_parker@dialog.com
                      011-44-171-930-6900

                      Jaffoni & Collins Incorporated
                      David C. Collins/Robert L. Rinderman
                      U.S. investor relations
                      dialy@jcir.com
                      212/835-8500

                      Courtney Darby/Jed Hamilton
                      U.S. media contacts
                      courtney@middleberg.com
                      Middleberg + Associates
                      212/888-6610





                               SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


 Date: December 23, 1998            THE DIALOG CORPORATION PLC


                                    By:  /s/ David G. Mattey
                                       --------------------------------
                                             David G. Mattey
                                             Finance Director